Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the EP Energy Corporation 2014 Omnibus Incentive Plan of our report dated June 28, 2013, except for Notes 1 and 2, as to which the date is November 1, 2013, and except for Note 12, as to which the date is January 2, 2014, with respect to the consolidated financial statements of EP Energy Corporation as of December 31, 2012 (Successor) and for the period from February 14, 2012 (inception) to December 31, 2012 (Successor) and as of December 31, 2011 and for the periods from January 1, 2012 to May 24, 2012 and the years ended December 31, 2011 and 2010 (Predecessor)  included in its Registration Statement (Form S-1 No. 333-190979), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

January 23, 2014